UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2008

Commission file number 001-14540

Deutsche Telekom AG

(Translation of Registrant’s Name into English)

Friedrich-Ebert-Allee 140,

53113 Bonn,

Germany

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

EU Commission gives approval without any conditions to Deutsche Telekom’s investment in the Greek telecommunications group OTE

Oct 02, 2008

Deutsche Telekom was informed by the EU Commission today that it has given approval without any conditions to Deutsche Telekom’s investment in OTE. René Obermann, CEO of Deutsche Telekom, said: “This is very good news. The EU’s green light is a very important milestone on our way to working together as strategic partners. OTE and Deutsche Telekom can combine their expertise to offer their customers innovative products and services.”

In May 2008, the Greek government and Deutsche Telekom had signed a shareholders’ agreement on an investment in the Greek telecommunications company OTE. Under the terms of this agreement, Deutsche Telekom will buy 3 percent of OTE shares from the Greek government, increasing its existing stake of 22 percent to 25 percent plus one vote. Together, the two shareholders will hold a majority of 50 percent plus two votes in OTE after the completion of all stages of the transaction. Pursuant to the shareholders’ agreement, Deutsche Telekom will in agreement with the Greek government assume management control of OTE and can fully consolidate the company. Previously the Greek Parliament in Athens, the Greek Inter-Ministerial Privatization Committee and the Supervisory Board of Deutsche Telekom had approved the agreement.

The outstanding decisions of the Greek regulatory authority and the respective South-Eastern-European antitrust authorities are expected in the course of October.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ Guido Kerkhoff
Name: Guido Kerkhoff
Title: Senior Executive Vice President Chief Accounting Officer

Date: October 6, 2008